Exhibit 99.2

CENTERSTATE BANKS OF FLORIDA, INC.

Dear Shareholders:

We are sending you this letter as a holder of our common stock in connection with our offering of subscription rights to acquire our common stock (the “Rights Offering”) as described in the enclosed Prospectus. We have described the subscription rights and the Rights Offering in the enclosed Prospectus and evidenced the subscription rights by a Shareholder Rights Certificate registered in your name. Enclosed are copies of the following documents:

1. The Prospectus;

2. The Shareholder Rights Certificate;

3. The “Instructions for Use of CenterState Banks of Florida, Inc. Shareholder Rights Certificate” (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9); and

4. A return envelope addressed to the subscription agent.

To participate in the Rights Offering, we suggest that you act promptly. Your subscription rights expire at 5:00 o’clock p.m., New York City time, on                     , 2004.

Neither the Company nor its board of directors is making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests after reading the Prospectus.

If you have any questions about the Rights Offering, please contact the Company’s Information Agent, D. F. King and Company, Inc., 48 Wall Street, 22nd Floor, New York, New York 10005. Banks and brokers call collect (212) 269-5550, all others call toll free (800) 714-3312.

Very truly yours,

Ernest S. Pinner President and Chief Executive Officer